

10035167

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 34883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC (successor of Lazar Levine & Felix LLP)
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, P.O. Box 2138 (Address) Mo[rristown] (City) New Jersey (State) 07962-2138 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 24th day of February 2010

Signature

Executive Vice President, COO

Title

Notary Public

COLLEEN A. WESTERVELT
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 10/11/12



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Report on Audited Financial Statements
For the Year Ended
December 31, 2009
&
Supplementary Information Pursuant to Rule 17a-5 of
the Securities Exchange Act of 1934
SEC File No. 8-34883

TABLE OF CONTENTS

ParenteBeard

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Northeastern Securities, Inc.:

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. ("the Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Morristown, New Jersey
February 9, 2010

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash and cash equivalents	$ 9,064,953
Receivables from customers, net	1,965,156
Investments	2,743,045
Property and equipment, net	413,420
Other assets	151,589
Due from affiliate	154,646
TOTAL	$ 14,492,809

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 948,075
Dividends payable	310,001
Payable to clearing brokers	43,501
Firm Inventory - Short	18,600
TOTAL	1,320,177
STOCKHOLDERS' EQUITY :	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Paid-in capital in excess of stated value	3,077,130
Retained earnings	10,094,502
Total stockholders' equity	13,172,632
TOTAL	$ 14,492,809

See Notes to Financial Statements

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Underwriting of certificates of deposit	$ 12,165,192
Principal transactions	8,642,414
Spread sales on certificates of deposit	2,450,407
Commissions	1,042,920
Other income	596,766
Interest	35,239
Total revenues	24,932,938
EXPENSES:	
Employee compensation and benefits	13,021,504
Floor brokerage, exchange, and clearance fees	2,398,932
Other general and administrative expenses	2,327,248
Communications and data processing	343,710
Rent expense	400,082
Interest	158,671
Total expenses	18,650,147
NET INCOME	$ 6,282,791

See Notes to Financial Statements

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK		PAID-IN CAPITAL IN EXCESS OF STATED VALUE	RETAINED EARNINGS	TOTALS
	SHARES	AMOUNTS			
Balance, beginning of year	20	$ 1,000	$ -	$ 8,660,977	$ 8,661,977
Net income	-	-	-	6,282,791	6,282,791
Contribution	-	-	3,077,130	-	3,077,130
Distributions to stockholders	-	-	-	(4,849,266)	(4,849,266)
Balance, end of year	20	$ 1,000	$ 3,077,130	$ 10,094,502	$ 13,172,632

See Notes to Financial Statements

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, beginning of year	$ 3,683,059
Accrued interest	77,727
Payment of principal and interest	(683,656)
Satisfaction of subordinated debt	(3,077,130)
Balance, end of year	$ -

See Notes to Financial Statements

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 6,282,791
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	162,801
Bad debt expense	21,532
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from customers	(1,059,498)
Due from affiliate	(81,663)
Investments	(396,132)
Other assets	37,143
Increase (decrease) in:	
Accounts payable and accrued expenses	187,947
Payable to clearing broker	(44,191)
Firm inventory - short	13,362
Net cash provided by operating activities	5,124,092
Investing activities:	
Purchases of property and equipment	(110,728)
Net cash used in investing activities	(110,728)
Financing activities:	
Repayment of subordinated notes payable	(605,929)
Repayment of notes payable	(27,281)
Distributions to shareholders	(6,048,400)
Net cash used in financing activities	(6,681,610)
Net decrease in cash and cash equivalents	(1,668,246)
Cash and cash equivalents, beginning	10,733,199
Cash and cash equivalents, ending	$ 9,064,953
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 77,727
Non-cash financing activities include the following:	
Satisfaction of subordinated debt	$ 3,077,130
Decrease in distributions against dividend payable	$ 1,199,134

See Notes to Financial Statements

---

1. NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer to institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company has evaluated subsequent events for recognition or disclosure through February 9, 2010, the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which requires the use of the accrual method of accounting. Under this accounting method, revenues are recognized when earned and expenses are recognized when incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, consisting mostly of certificates of deposit, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 2009, management of the Company believes that the carrying amount of cash equivalents approximates fair value because of the short maturity nature of these financial instruments.

CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents with three financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution for interest bearing accounts and unlimited for non-interest bearing accounts. The Company's financial institutions now participate in the FDIC's Transaction Account Guarantee Program in which all noninterest bearing transaction accounts are now fully guaranteed by the FDIC. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash and cash equivalents.

CUSTOMER RECEIVABLE

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivable was established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. The Company wrote-off $21,532 during 2009. It is management's policy of the Company to review the outstanding accounts receivable from its customers as well as the bad debt write-off's and collections experienced in the past and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectable accounts. At December 31, 2009, there was no allowance for doubtful accounts.

Customer receivables consist of the following:

Receivable in less than one year	$1,072,458
Receivable in more than one year	967,914
Less, discounts to present value (ranging from 1% to 4%)	(75,216)
Total	$1,965,156

INVESTMENTS

The Company's investments are comprised of certificates of deposit and marketable securities.

Investments in certificates of deposit and marketable securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses recognized currently in other income in the statement of income. The unrealized gains and losses are reflected in revenues.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and amortization. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of income. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line

REVENUE RECOGNITION FROM SECURITIES TRANSACTIONS

UNDERWRITING OF CERTIFICATES OF DEPOSIT REVENUE

Underwriting revenues are derived from underwriting services provided on the purchase of certificates of deposit and are recorded in accordance with the terms of the respective underwriting agreements.

PRINCIPAL TRANSACTIONS REVENUE

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded on a settlement-date basis, which is not materially different from trade-date basis.

SPREAD SALES ON CERTIFICATES OF DEPOSIT REVENUE

Spread Sales on certificates of deposit is derived from the interest rate of a particular certificate of deposit sold to a customer. The customer receives a portion of the interest income based upon the net rate while the remaining portion is paid to the Company. Revenue is recognized on a settlement-date basis, which is not materially different from trade-date basis.

COMMISSION REVENUE

Commission revenues are derived from investment transactions where the firm acts as agent and are recognized on a settlement-date basis, which is not materially different from trade-date basis.

INCOME TAXES

As an “S” corporation, the Company is not subject to federal and New Jersey income taxes. The individual shareholders are responsible for the payment of income taxes on the Company’s earnings. Accordingly, there is no provision for federal and New Jersey income tax in the accompanying financial statements.

The Company adopted Financial Accounting Standards Board ("FASB") authoritative accounting guidance for uncertainty in income taxes effective January 1, 2009 and evaluated its tax positions. The adoption had no effect on the Company's financial statements.

The Company's federal income tax return is no longer subject to examination by the federal taxing authority for the years before 2004.

The Company's New Jersey and Florida income tax returns are no longer subject to examination by New Jersey and Florida taxing authorities for the years before 2005 and 2004, respectively.

DIVIDENDS PAYABLE

The Company reimburses its stockholders for the individual income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. As of December 31, 2009, dividends payable was $310,001. During 2009, the Company offset distributions due to the stockholders in the amount of $1,199,134 against dividends payable owed to the stockholders.

COMMISSIONS EXPENSE

Commissions are paid to various brokers based upon a percentage of sales on the settlement date and are paid at the end of the month following the settlement date.

NEW ACCOUNTING STANDARDS

FAIR VALUE MEASUREMENT

The Company has adopted the FASB authoritative accounting guidance for defining fair value. Fair value accounting guidance establishes a framework for measuring fair value and enhances disclosures about fair value measurements. The use of the guidance had no material effect on the financial statements but expanded disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance established fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows.

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Fair value is based on significant unobservable inputs. Therefore, unobservable inputs shall reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

ACCOUNTING STANDARDS CODIFICATION

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

SUBSEQUENT EVENTS

In May 2009, the FASB issued authoritative accounting guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not have a material effect on the Company's financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture & fixtures	$239,023
Telephone equipment	168,566
Computer hardware & software	501,166
	908,755
Accumulated depreciation and amortization	(495,335)
NET	$413,420

Depreciation expense for 2009 was $162,801.

4. INVESTMENTS

The Company measures its investments on a recurring basis at fair value. As of December 31, 2009, investments include various certificates of deposit maturing at dates through 2018 at interest rates ranging from 0.07% to 7.0%. These items were measured using the following inputs at December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Certificates of Deposit	$2,735,424	$ -	$ -	$2,735,424
Equity Securities	7,621	-	-	7,621
Total	$2,743,045	$ -	$ -	$2,743,045

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2009.

Certificates of Deposit: Valued based upon quoted prices from an exchange.

Equity Securities: Valued at the closing price reported on the active market on which the individual security is traded.

The following schedule summarizes the investment return reported in other income on the statement of income for 2009:

Unrealized gains	$ 63,037
Realized gains	7,169
	$ 70,206

At December 31, 2009, the Company did not have any assets or liabilities whose fair value was measured using a Level 2 or Level 3 input.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 9, 2003, the Company filed a subordinated loan agreement for Equity Capital with the Company's stockholders. The notes were to bear interest at the bank's prime rate plus 2%, not to exceed 8%. The principal amount outstanding under the notes was repayable in 27 quarterly installments, which commenced April 1, 2006. The subordinate notes and related accrued interest qualified as capital as they were subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1.

Prior to maturity, on September 30, 2009, the Company made a final payment of the remaining balance of the debt to the Company's stockholders. The Company obtained a written approval by FINRA to make the final scheduled payments of the debt and outstanding interest prior to its maturity. As of September 30, 2009, in lieu of a cash exchange, the stockholders of the Company determined to contribute the remaining principle and outstanding interest of $3,077,130 to additional paid-in capital. Interest expense on the subordinated notes totaled $77,727 for 2009.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $10,608,090, which was $10,508,090 in excess of its required net capital of $100,000.

7. OFF-BALANCE SHEET RISK

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

8. COMMITMENTS AND CONTINGENCIES

An affiliate of the Company has entered into various operating leases for office space through 2011. The affiliate has options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2009 are as follows:

Year Ending December 31,	
2010	$352,000
2011	224,000
TOTAL	$576,000

Rent expense under operating leases was $400,082 during 2009. As described in note 9, an agreement is in place whereby the affiliated company shares the cost relative to the office space lease.

9. RELATED PARTY TRANSACTIONS

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company, Financial Northeastern Corporation, based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2009, the Company has prepaid such costs in the amount of $154,646 toward 2010 shared costs. The Company incurred shared costs of $3,734,446 for 2009 from the affiliated company.

10. PENSION PLANS

DEFINED CONTRIBUTION PENSION PLAN

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for 2009 was $191,514.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

An affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. In 2009, eligible employees, as defined, were able to defer up to 5% of their compensation in a retirement account or elect an in-service deferral by designating the year in which payment shall be made. The employee immediately vests with respect to their contributions. Also, the Company has absolute discretion to defer additional employer contributions on behalf of the participants. Beginning in 2007, participants vest in these employer discretionary contributions at 20% per year (pre 2007 10-year cliff vesting), except for employment termination or due to retirement, death or disability, in which case they will become fully vested at that time. Beginning January 1, 2010, the Company has suspended contributions to the SERP Plan. The 2009 employer contribution will be paid as a bonus on or before March 15, 2010. Total expense for the SERP agreement for 2009 was $301,643.

Financial Northeastern Securities, Inc.

Supplemental Information Required by Rule 17a-5 of the
Securities and Exchange Act of 1934 as of
December 31, 2009

FINANCIAL NORTHEASTERN SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital, stockholder's equity		$ 13,172,632
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Less nonallowable assets:		
Receivables from customers, net		1,965,156
Property and equipment, net		413,420
Other assets		151,589
		2,530,165
Net capital before haircuts on securities positions (Tentative net capital)		10,642,467
Haircuts on securities		34,377
Net capital		$ 10,608,090
Aggregate indebtedness:		
Accounts payable and accrued expenses (net of due from affiliate of $154,645)		793,430
Payable to clearing brokers		43,501
		$ 836,931
Computed basic minimum net capital requirement (6.67% of aggregate indebtness)		$ 55,798
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($10,608,090 - $100,000)		$ 10,508,090
Percentage of aggregate indebtness to net capital	$ 836,931 / $ 10,608,090	7.89%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A as of December 31, 2009)

Net capital, as reported by company (Unaudited)	$ 10,635,065
Adjustments	(26,975)
Net capital, per above	$ 10,608,090

See Notes to Financial Statements.

Independent Auditors' Report On Internal Control Required By Sec Rule 17a-5 For Broker – Dealer Claiming An Exemption From Sec Rule 15c3-3

Board of Directors
Financial Northeastern Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Financial Northeastern Securities, Inc. ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Morristown, New Jersey
February 9, 2010